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FIFTH THIRD BANK                                                EXHIBIT 10.28


October 4, 1996

Mr. Douglas H. Symons, President
Symons International Group, Inc.
4720 Kingsway Drive
Indianapolis, IN 46205

Dear Doug:

The purpose of this letter is to offer a proposal for the consideration of Symons International Group, Inc. (the "Company", "Symons" or Guarantor"). In light of the anticipated initial public offering of approximately three million shares of Company stock within the next month or so, Fifth Third Bank of Central Indiana ("Fifth Third" or the "Bank") is prepared to consider funding individual shareholder loans for up to 100% of the cost of shares which may be purchased by certain executives of the Company. Per our earlier conversation, it was indicated that approximately 150,000 of the newly issued shares are to be reserved for anticipated purchases by key members of management. Subject to a complete review and concurrence by our legal counsel, we would anticipate structuring the loans according to the following guidelines or conditions (documentation details will need to be addressed over the next few weeks):

1. Each qualifying (per Symons) member of management ("Borrower") desiring to purchase shares would provide the Bank with, at least, a current financial statement indicating all assets personally owned, and annual income available to cover required Bank debt service payments. The Bank will apply normal loan underwriting standards to each individual stock loan purchase request, and reserves the right to decline any request, regardless of the Symons guaranty, if there is a blemished credit history or the individual appears unable to cover required debt service. The minimum and maximum aggregate loan amounts the Bank will consider for any individual are $25,000 and $400,000, respectively.

2. In order to consummate each executive stock purchase, Fifth Third would structure two promissory notes. Both notes would be secured and supported by a guaranty of repayment of 100% of the aggregate principal amount, including any unpaid accrued interest, executed by Symons International Group, Inc., in favor of the Bank.

3. One note would cover an advance of 50% of the principal required to effect said stock purchase on or after the offering date secured by 100% of the shares of Company stock purchased. This loan would be in conformity with the requirements of Federal Reserve Regulation "U", covering loans secured by Margin Stock. Fifth Third would then structure another unsecured note, funding the remaining 50% of principal required to effect said stock purchase.

4. All individual loans would be evidenced by promissory notes with a maturity of one year or less and require only the payment of accrued interest on a monthly basis. In no event will the maturity date extend past September 30th of the following year (see paragraph number 6 below). The interest rate for each loan would be the Bank's floating Prime Rate, plus 50 basis points (one-half of one percent). Total aggregate loan principal would be limited to the product of the number of shares purchased, times the market price per share. Other fees or costs related to the purchase (legal, brokerage, etc.), if any, would be borne by the Borrower(s).

5. If any of the personal loans referenced above were to be in default of required payments due to the Bank for a period in excess of 30 days, Fifth Third would require the Guarantor to immediately repay to the Bank the principal balance due on said note(s), plus any accrued and unpaid interest. The Company would then be in a position to receive a direct assignment of any and all interest the Bank had in the note(s) and any collateral securing the note(s).

6. As mentioned above, all personal loans to executives would be booked on notes maturing on September 30th of each ensuing year, and any renewals or extensions thereof would be at the Bank's sole discretion. This annual renewal cycle


                      Fifth Third Bank of Central Indiana
       251 N. Illinois Street - Suite 1000 - Indianapolis, Indiana 48204
                                 (317)383-2300

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would permit the Bank the opportunity to receive updated annual personal financial information for each Borrower. It will also afford us the opportunity to review the performances of Symons International Group, Inc. in order to accurately assess the strength and value of the ongoing corporate guaranty of said individual loans. If the Bank, in its sole discretion, deems itself insecure, taking into account the financial condition of the Borrower(s) or the Guarantor, the potential erosion of market value of the stock used as collateral for the secured loan(s), erosion of the A.M. Best ratings of the Guarantor's subsidiary insurance companies, or any other relevant factors, it may chose not to renew any or all of the individual loans for an additional year. If the Bank exercises its right not to review the loans, the Guarantor will be advised no later than by June 30th of each year, so other arrangements can be made to refinance the individual loans with sufficient advance warning. In addition, if there is any breach of conditions or requirements outlined in this proposal (an Event of Default), or if a material adverse change in the financial condition of the Guarantor were to occur, the Bank would have the right to demand immediate repayment of any and all individual loans guaranteed by the Company within 30 days of receipt of written notice by the Bank. Unless mutual agreement is reached in advance between the Borrower(s) and the Bank, individual loans would have to be immediately repaid in full (or refinanced with another institution) in the event of termination, retirement or resignation from the Company.

7. Fifth Third would contemplate entering into such a financing arrangement only if there is reasonable anticipation that it would be in a position to provide other ancillary services to the Guarantor (such as operating accounts or Trust/Investment services), commencing within the next three to six months. We are a full-service institution and typically do not enter into corporate banking relationships based solely upon credit accommodations.

8. If any individual Borrower(s), in conjunction with the Bank, determine that there are other personal assets available to adequately secure loans to purchase shares of Company stock, such that the Guarantor's support would not be required, those determinations would be made on a case-by-case basis. Otherwise, we would require each secured individual loan to be collateralized by 100% of the Company's stock purchased, in addition to the Guarantor's 100% coverage of principal and accrued interest on all personal loans to purchase stock secured or unsecured.

9. Guarantor will provide the Bank with any and all applicable 10-K Reports, annual GAAP and Statutory financial statements for itself and its subsidiaries by April 30th of each year, all reports required by the SEC, and applicable 10Q, GAAP quarterly and Statutory reports within 45 days after the end of each fiscal quarter. Any changes (positive or negative) in any A.M. Best Ratings for subsidiaries will be communicated to the Bank immediately.

This proposal is not a commitment to lend, but rather a sincere expression of our desire to establish a relationship with Symons International Group, Inc. By acceptance of this proposal, you acknowledge that this letter is being issued at a time when we have not received formal approval to issue a firm commitment letter. As a result of further investigation and analysis by us and our legal counsel, information of which we are not currently aware may be revealed and/or certain impediments to closing may come to our attention. Our commitment would be subject to formal Loan Committee approval and execution of loan documents satisfactory to both parties. Please acknowledge your acceptance by signing in the spaces provided below, and returning a copy of this letter to my attention before October 25, 1996, when this proposal will expire.

Sincerely,

Jonathan O. Speers
Vice President

Agreed to and accepted this 24th day of October, 1996

SYMONS INTERNATIONAL GROUP, INC.
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By: /s/ Samuel L. Bates           /s/ David Bates Vice President & General Counsel
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    (Signature of authorized                  (Printed name and title)
     Officer)
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